Exhibit 17

SUN CITY INDUSTRIES, INC.
1220 Glenmore Dr
Apopka, FL 32712

28 June 2004

Letter of Resignation

The Board of Directors
Sun City Industries Inc.

Dated: June 28, 2004

Dear Sirs:

Today I have completed the sale of my entire equity interest in SCII to Coast to Coast Equity Group of Bradenton FL.

I hereby tender my resignation as President and sole Director of Sun City Industries Inc with effect from noon today’s date.

Yours faithfully,

/s/ Micahel F. Manion

Michael F. Manion